Exhibit 99.2

Certificate of Qualified Person

P. James F. Barr

I, P. James F. Barr, P.Geo, do hereby declare that:

1)	I currently reside in Kelowna, British Columbia, Canada, and am currently employed as Senior Geologist by Tetra Tech EBA Inc., with office address at 9th floor, 1066 W Hastings Street, Vancouver, British Columbia.
2)	I hold a Bachelors of Science with Honours from the University of Waterloo (2003), Ontario, Canada, with a major in Environmental Science, Earth Science and Chemistry and I have practiced as an exploration and resource geologist in Canada, Africa and Mexico since 2003.

3)	I am a member in good standing in the Association of Professional Engineers and Geoscientists of British Columbia (APEGBC), member #35150.
4)	I am a co-author and Qualified Person responsible for the preparation of the Technical Report entitled:

“Mineral Resource Estimate for the

Cruz de Mayo Property, Sonora, Mexico

NI 43-101 Technical Report

Prepared For SilverCrest Mines Inc.

and SilverCrest Metals Inc.”

Release Date: August 24th, 2015

Effective Date: August 15, 2015

5)	I am responsible for all sections of the Technical Report.
6)	As a Qualified Person for this report, I have read the National Instrument 43-101 and Companion Policy and confirm that this report has been prepared in compliance to National Instrument 43-101.
7)	I visited the Cruz de Mayo property on two separate occasions between May 2011 and May 2012, and also visited the Cruz de Mayo core storage facility on October 15-16, 2012.
8)	I have worked on and visited numerous epithermal, skarn and geologically related properties in this and other regions of Mexico, and have been conducting Mineral Resource Estimates for more than 5 years.
9)	I am independent of the Company, as independence is described in Section 1.5 of the National Instrument 43-101. In addition, I am currently not a shareholder of the Company nor am I directly entitled to financially benefit from its success.
10)	Prior to this report, I was co-author to the Technical Report entitled “Mineral Reserve Update for the Santa Elena Property and Preliminary Economic Assessment for Cruz de Mayo, Sonora, Mexico (May 2011) by EBA Engineering Consultants Ltd (now Tetra Tech EBA Inc).
11)	To the best of my knowledge, information and belief, as of the Effective Date of the report, the parts of the Technical Report for which I am responsible contain all scientific and technical information that is required to be disclosed to make the Technical Report not mis-leading.

Dated this 24th of August, 2015

Original signed and sealed by
“P. James F. Barr”

P. James F. Barr, P.Geo
Senior Geologist, Tetra Tech EBA Inc.